

BUSINESS PLAN

Black Turtle Coffee LLC

3101 Revere Blvd

Brigantine, NJ 08203

braeden@blackturtlecoffee.com

selena@blackturtlecoffee.com

Introducing the Founders

We believe when it comes to building a successful business, the most important ingredient is management. Braeden Anderson and Selena Gabrielle, the founders of Black Turtle Coffee ("BTC"), are highly educated, exceptionally driven—and combine for more than 20 years of business and legal experience, as both managers and employees.

- Braeden Anderson is a coffee expert, lawyer, entrepreneur, author, professor, and former college basketball player. He is currently an associate attorney in New York City at Sidley Austin LLP within its Securities Enforcement & Regulatory group, which received the 2019 Chambers USA Award for Financial Services Regulation, and was named the "Law Firm of the Year" for Securities Regulation in 2021 and 2020 by U.S. News – Best Lawyers. Braeden is also the Founder of Arden Grace 17 LLC, a real estate investment company based in Manhattan that owns and manages several rental properties and other real estate assets. Prior to entering law practice, Braeden played basketball for the Fresno State Bulldogs; and then the Seton Hall Pirates where he won the Big East Conference Championship while attending law school. In addition to his legal and entrepreneurial efforts, Braeden also serves as an adjunct professor of business law at Monroe College in the Bronx, New York, and is the Chairman of the Corporate Law Section of the Metropolitan Black Bar Association (MBBA).

- Selena Gabrielle is a coffee enthusiast and financial analyst at Goldman Sachs in the Business Intelligence department. Prior to her work at Goldman Sachs, Selena competed and won first prize in the Zahn Innovation Startup Competition in consecutive years for two companies: ParkBreezy and GoodMD. Other relevant and valuable experience includes positions held at Amazon Web Services and SAP Concur. Selena is proficient in data analytics, financial modeling, computer engineering, and has demonstrated mastery in the following coding languages and programs: C/C++, Python, SQL, Tableau, Alteryx, MATLAB, GraphPad Prism using ANOVAS & SEM.

Their diverse backgrounds, and proven talent, provide BTC with an exceptional leadership profile—in terms of both strategic insight and perspective. As perhaps spoken best by Selena herself: "I wouldn't bet against us."



Section 1: Executive Summary

Whether ordering from our website, or stopping by for a fresh cup, BTC will be the go-to place for coffee lovers. We plan on serving the highest quality coffee, baked goods and snacks in a trendy, cultured, and comfortable atmosphere. Our convenient location and excellent customer service will build a steady repeat customer base.

Our gourmet coffee products will be sourced from single origin, fair trade coffee beans from desirable regions located in the "bean belt," such as, Brazil and Columbia. These products will include espressos, cappuccinos, lattés, a variety of baked goods and snacks, including healthy and organic alternatives.

Strategically located within easy walking distance from the beach, a wide variety of bars, restaurants, and shopping centers, and a sprawling residential area, we intend to cater to tourists and affluent residents by providing superior coffee products, excellent customer service, and a trendy environment with modern ambience.

Through our direct-to-consumer, online sales platform, our business will extend far beyond our physical retail location. Nonetheless, our competition in the nearby area consists mainly of fast food vendors such as Wawa, Starbucks, and Dunkin Donuts. We plan on capturing the upper end of the local coffee market by serving gourmet, specially made, self-roasted coffee products at reasonable prices. Our superior atmosphere and great customer service will target, attract, and satisfy sophisticated coffee consumers across the United States.

The location we have selected has approximately 1,400 square feet of space in a high foot traffic area near the Brigantine Beach, room for an outdoor patio, and requires minimal renovations. The space has been vacant for several months and the owner is motivated and has offered a five-year lease at a highly competitive monthly rate.

We expect net revenue to grow from -$50,488 in the first year of operations to $3.4 million by the end of the second year. To minimize operating expenses, both of the principals will be onsite on a full-time basis to reduce staffing costs, supervise, and maintain quality control.

$210,948 in startup funding is required for lease costs, renovations, equipment, and furniture. The principals have $45,000 in cash and will obtain the rest from commercial lenders.

Section 2: Business/Industry Overview

The Coffee Industry. According to analysis by Pew Research, millennials have overtaken baby boomers as America's largest living generation. Millennials are more social and mobile than previous generations and prefer to have coffee with friends in trendy, public locations, increasing the popularity of high-end coffee shops.

U.S. statistics indicate that:

- Gourmet coffee's popularity is increasing across diverse demographics

- Americans consume more than 400 million cups of coffee per day



- Retail sales of coffee exceed $14.9 billion per year

Our Position in the Industry. Our business is sure to stand out immediately as the supreme coffee brand in the local area. Brigantine and the surrounding area has a high density of wealthy, established homeowners, college students, and young professionals. This community can afford to spend money on specialty coffees and baked goods and are willing to do so. Our market research has shown that 7 out of 10 people polled in Brigantine consume at least three cups of specialty coffee per week. As our brand continues to grow and gain awareness, our online coffee sales are positioned to take a sizable bite into the market share of major coffee labels.

The Competition. There are no other specialty coffee shops in the area. Within the larger market, our competitors include brands like Blue Bottle Coffee, Starbucks, Peet's Coffee, and Lavazza. While these brands offer established and dependable products, the new generation of coffee drinkers is evermore socially conscious of where they spend their dollars, and increasingly prefer to support niche, craft, boutique coffee businesses.

What Makes Black Turtle Coffee Unique. Our marketing strategy is to cater to the coffee enthusiast with top quality products, great service, and plenty of seating indoors and out. We aim to be the place to meet with friends, work, study, or relax—all while enjoying a top flight cup of coffee.

Section 3: Market Analysis and the Competition

Given the proximity to the beach, bars, restaurants, shopping centers, and a sprawling residential area, our primary target market will be tourists and affluent residents. Both groups are heavy consumers of coffee, tea, snacks, and baked goods.

Based on our customer surveys, there is a strong demand for a high-end coffee shop in a central location that serves great coffee and has both outdoor seating and reliable wifi. The three most common complaints about the existing competition are:

- Inconsistent product: Discerning customers are reluctant to become regular patrons of a coffee shop that cannot consistently serve a high-quality product.

- Lack of patio seating: Many people prefer to consume their food and beverages outdoors on a sunny day. Having outdoor space is especially important in light of the COVID-19 pandemic to assure we are able to accommodate our customers in a socially distant environment, if necessary.

- Lack of reliable wifi: The lack of reliable wifi makes it difficult to attract remote workers and students.

We expect our revenues to grow strongly as we build our customer base. Our financial projections estimate that we will be profitable by March 2022 and generate net revenues of $3.4 million by the end of year 2. Please see Exhibit A for our complete projected financials and a breakdown of our assumptions.



Section 4: Sales and Marketing Plan

Content Marketing. BTC will invest heavily in curating meaningful content. We will offer user-friendly guides to enjoy carefully-sourced coffee beans and products – from making a French press coffee, a cold brew, to a latte at home. In addition to our professionally designed website, these brew guides will appear on a wide range of social platforms, including Facebook, Twitter, Instagram, Google, and YouTube. We will leverage a sophisticated SEO optimization strategy to put BTC content near the very top of Google searches and expand reach to potential customers.

Email Marketing. BTC will develop an effective email marketing program similar to that utilized by market leaders like Blue Bottle Coffee and Starbucks. Our email newsletter will provide educational content to our customer base—and showcase BTC products through a tasteful, subtle approach deeply rooted in providing *value* rather than the abrupt hard-selling approach. These efforts will drive massive organic traffic to our website and online platforms—thus, reducing our average monthly advertising spend. We will also encourage customers to complete a short and fun "coffee preference quiz" which will engage BTC customers and help us learn more about our consumer's coffee preferences. This will allow us to then offer tailored insights to both retain existing customers and to nurture prospective ones. The BTC brand will be forever adapting and adjusting to modern trends, and tracking our customer's wants and needs.

A Strong Emphasis on Customer Experience. BTC baristas will go the extra mile to provide customers with excellent service. To combat the strain of high customer traffic, we will use mobile POS systems to reduce the time customers spend waiting in line to pay and improve the coffee buying experience.

Subscription Model. BTC will launch a variety of monthly coffee subscriptions. For coffee connoisseurs, the subscription product provides the convenience of homebrewing with the quality of premium coffee products. We envision using the subscription product to educate customers on the history and origins of the particular coffee they purchased and the farm it came from. Customers will be able to unlock discounts by earning "BTC points" for sustained customer loyalty. BTC will join the leaders of the coffee industry within the fast-growing coffee subscription section.

Strength of Brand. Our distinguished design and exclusive aesthetic makes BTC stand out above the rest of the competition. We plan to sell branded merchandise online and in-store. These items will include BTC t-shirts, hoodies, shorts, hats, socks, travel mugs, cups, canvas bags, artwork, and other branded paraphernalia. Local artists will have the opportunity to hang their work in our shop, encouraging community engagement.

Coffee Roasting and Private Labeling. What separates respected premium coffee brands from generic coffee shops is simple. Do you roast your own beans? In order to be taken seriously in this industry, you must demonstrate mastery of the coffee manufacturing process and develop your own unique taste. This is mainly achieved through the bean selection and roasting process. The profit margins on raw coffee beans as opposed to pre-roasted ones is staggering. By purchasing our own coffee bean roaster, we are able to double our profit margins while adding an additional revenue source from selling our roasting services out to other coffee shops at premium prices.



Our Product Offerings. We have observed that the majority of generic coffee shops (excluding market leaders) use low grade coffee beans, inexpensive equipment, and do not properly train their staff — frequently resulting in inconsistent product quality and dissatisfied customers.

At BTC we are passionate about coffee and intend to focus on consistently serving the highest quality product by:

- Sourcing premium beans and baked goods and maintaining freshness at all times.

- Using a top-of-the line espresso machine and related equipment.

- Providing baristas with professional training.

By focusing on quality, consistency, and great customer service, we will build a steady repeat customer base.

Pricing Strategy. We intend to focus on specialty coffees including espresso, cappuccinos, mochas, and other milk coffees as the profit margins are much higher than regular coffee. To command a higher price for regular coffee, we will not use drip machines. Instead, each cup will be single served using a coffee press so that every cup is up-to-the-minute fresh and delicious.

Our pricing will be competitive with the higher end of the market. We believe that customers will be happy to pay top prices for a great cup of coffee.

Sales. We will be offering counter service in a professionally designed, cozy, inviting interior space. Interior seating will be a mix of smaller individual tables for intimacy, and longer, bench-style ones for larger groups. Exterior seating will consist of weatherproof tables and chairs with available sunshade umbrellas. We intend to be open from 6:00 a.m. to 9 p.m. on weekdays, and 6 a.m. to 11 p.m. on weekends.

In addition to cash, credit, and debit, we also will be accepting Apple Pay and select cryptocurrencies for purchases.

Advertising and Promotion. To minimize costs and connect with our customer demographic, most of our advertising will be of the digital variety. We intend to aggressively promote our products using the following methods:

- Local billboards

- Our interactive website

- Google, Facebook, Instagram, Twitter, and YouTube

- Mail and email marketing campaigns

- Partnerships with local businesses



- Newspaper and radio

- Loyalty programs

Section 5: Ownership and Management Plan

Ownership Structure. BTC is a private LLC registered in the state of New Jersey. The business is 100% owned by members Braeden Anderson (50%) and Selena Gabrielle (50%).

Management. Braeden and Selena will co-manage the business, and at least one will be present at all times during open hours. Both owners have previous food service management experience and are trained and experienced baristas.

Section 6: Operating Plan

Facilities. The premises we have chosen are at 3101 Revere Blvd, Brigantine, NJ 08203. The space features:

- 1,400 square feet of indoor space in a modern, well-maintained building in an excellent location

- Approximately 500 square feet of outdoor patio space, with lockup racks for bicycles

- Existing zoning for restaurant usage

- A five-year lease at $1,800/month

- Utilities (water, electricity, gas, internet, phone) are estimated to be $400 per month

Staffing. Two full-time and four part-time baristas will be hired at industry standard wages by end of year 2. The part-time employees will be sourced from the local post-secondary institutions.

Owners and staff will share all regular duties, including taking orders, making coffee/tea, clearing tables, restocking, dishwashing, maintaining washroom facilities, among other relevant duties.

Equipment. The following equipment will be purchased:

- Commercial grade La Marzocco Espresso machine ($25,000)

- Espresso grinder ($1,500)

- Coffee Roaster ($4,000)

- Tampers, pitchers, knock box, and scales ($200)

- Espresso machine cleaner and tools ($55)

- POS system ($800)



- Refrigeration ($2,000)

- Water filtration system ($800)

- Pitcher rinser ($300)

- Baking oven ($4,500)

- Glassdoor fridge ($1,000)

- Dishwasher ($1,500)

- Microwave ($700)

- Misc. shelving, storage bins, etc. ($500)

- Commercial countertops and workspaces ($4,500)

Supplies.

- Green coffee beans
- Cream
- Milk
- Sugar
- Branded serving items
- Syrups
- Baked goods
- Baking ingredients
- Snacks
- Bottled beverages
- Branded merchandise
- Cleaning supplies

Construction/Furniture.

- Tables
- Chairs
- Coffee bar
- Sound system
- Outdoor seating
- Tent
- Artwork
- Exterior/interior painting
- Glass showcase
- Storefront buildout
- Signage



Section 7: Financial Plan

● Please see the spreadsheet located at Exhibit A for a complete financial analysis and two year projection details.

Section 8: Appendices and Exhibits

A: Financial analysis and projected earnings

B: Coffee industry market research